SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Phoenix Technologies Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

719153108
(CUSIP Number)

Steven J. Pully
Carlson Capital, L.P.
2100 McKinney Avenue, Suite 1800
Dallas, TX 75201
(214) 932-9600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719153108	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Double Black Diamond Offshore Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,665,615
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,665,615
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,665,615
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 719153108	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,635
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,635
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 87,635
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 719153108	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Black Diamond Arbitrage Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,060
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,060
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 43,060
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 719153108	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,153,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,153,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,153,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 719153108	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,153,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,153,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,153,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 719153108	SCHEDULE 13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Asgard Investment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,153,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,153,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,153,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 719153108	SCHEDULE 13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,153,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,153,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,153,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 719153108	SCHEDULE 13D	Page 9 of 13 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to shares (the "Shares") of common stock, $0.001 par value ("Common Stock"), of Phoenix Technologies Ltd. (the  "Issuer").  The address of the principal executive offices of the Issuer is 915 Murphy Ranch Road, Milpitas, California 95035.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore Ltd."), (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore Ltd."), (iii) Black Diamond Arbitrage Offshore Ltd., a Cayman Islands exempted company ("Arbitrage Offshore Ltd.", and together with Double Offshore Ltd. and Offshore Ltd., the "Funds"), (iv) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"), (v) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital, ("Asgard II"), (vi) Asgard Investment Corp., a Delaware corporation and the sole shareholder of Asgard II ("Asgard"), and (vii) Mr. Clint D. Carlson, President of Asgard II, Asgard and Carlson Capital (collectively, the "Reporting Persons"). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard II and Asgard are set forth in Appendix B attached hereto.

(b) The principal business address of each Reporting Person is 2100 McKinney Avenue, Suite 1800, Dallas, TX.

(c) The principal business of the Funds is to invest in securities.  The principal business of Carlson Capital is serving as the investment manager to the Funds and to a managed account (the "Account"). The principal business of Asgard II is serving as the general partner of Carlson Capital.  The principal business of Asgard is serving as the sole shareholder of Asgard II and as the general partner of Carlson Capital GP, L.P.

(d) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Persons expended an aggregate of approximately $8,861,372 (including commissions) to purchase 2,153,800 shares of Common Stock.  The source of funds used to make the purchases reported herein is the working capital of the Funds and the Account, and no part of the purchase amount consists of borrowed funds.

CUSIP No. 719153108	SCHEDULE 13D	Page 10 of 13 Pages

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer.  The Reporting Persons acquired the Shares pursuant to investment strategies, including merger arbitrage and event driven strategies, because they believed that the Shares reported herein, when purchased, represented an attractive investment opportunity.  On August 17, 2010, the Issuer issued a press release announcing entry into a definitive merger agreement with affiliates of Marlin Equity Partners (“Marlin”) pursuant to which Marlin will acquire all outstanding shares of the Issuer's stock for $3.85 per share in cash.  In addition, on October 28, 2010, affiliates of Gores Capital Partners III, L.P. (“Gores”) submitted a definitive offer and proposal to acquire all of the securities of the Issuer for cash consideration of $4.05 per share.  As a result, under the interpretations of the Securities and Exchange Commission, the acquisition of the Shares reported herein is being reported on Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Person’s investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the terms of the proposed acquisitions and any other offers or developments related thereto, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The Reporting Persons may be deemed to beneficially own in the aggregate 2,153,800 Shares.  Based upon a total of 35,116,059 outstanding shares of Common Stock, as reported in the Issuer's quarterly report on Form 10-Q for the period ending June 30, 2010, the Reporting Persons' Shares represent approximately 6.1% of the Shares outstanding.

(b) Carlson Capital, Asgard II, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 87,635 Shares reported herein as owned by Offshore Ltd., (ii) the 1,665,615 Shares reported herein as owned by Double Offshore Ltd., (iii) the 43,060 Shares reported herein as owned by Arbitrage Offshore Ltd., and (iv) an additional 357,490 Shares held in the Account.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and is incorporated herein by reference.

CUSIP No. 719153108	SCHEDULE 13D	Page 11 of 13 Pages

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement, dated November 1, 2010.

CUSIP No. 719153108	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2010

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

DOUBLE BLACK DIAMOND OFFSHORE LTD

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CUSIP No. 719153108	SCHEDULE 13D	Page 13 of 13 Pages

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP. II

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson
Clint D. Carlson

SCHEDULE 13D

APPENDIX A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE

REPORTING PERSONS IN THE PAST SIXTY (60) DAYS

The following tables set forth all transactions in the shares of Common Stock of the Issuer effected in the past sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in private transactions.

Double Black Diamond Offshore Ltd.
Trade Date	Amount Purchased (Sold)	Price per Share ($)

9/1/2010	775	$4.05
9/2/2010	47,725	$4.06
9/2/2010	2,560	$4.06
9/7/2010	270,655	$4.12
9/8/2010	58,000	$4.11
9/8/2010	187,915	$4.12
9/9/2010	35,890	$4.10
9/9/2010	216,070	$4.10
9/10/2010	154,660	$4.10
9/13/2010	147,015	$4.06
9/14/2010	77,420	$4.03
10/21/2010	40,065	$4.05
10/21/2010	77,330	$4.05
10/29/2010	1,550	$4.25
11/12/2010	77,330	$4.23
11/1/2010	154,660	$4.22

Black Diamond Offshore Ltd.
Trade Date	Amount Purchased (Sold)	Price per Share ($)

9/1/2010	40	$4.05
9/2/2010	2,510	$4.06
9/2/2010	130	$4.06
9/7/2010	14,245	$4.12
9/8/2010	3,050	$4.11
9/8/2010	9,890	$4.12
9/9/2010	1,885	$4.10
9/9/2010	11,370	$4.10
9/10/2010	8,140	$4.10
9/13/2010	7,735	$4.06
9/14/2010	4,070	$4.03
10/21/2010	2,105	$4.05
10/21/2010	4,070	$4.05
10/29/2010	80	$4.25
11/1/2010	4,070	$4.23
11/12/2010	8,140	$4.22

Black Diamond Arbitrage Offshore Ltd.
Trade Date	Amount Purchased (Sold)	Price per Share ($)

9/1/2010	20	$4.05
9/2/2010	1,230	$4.06
9/2/2010	65	$4.06
9/7/2010	7,000	$4.12
9/8/2010	1,500	$4.11
9/8/2010	4,860	$4.12
9/9/2010	925	$4.10
9/9/2010	5,585	$4.10
9/10/2010	4,000	$4.10
9/13/2010	3,800	$4.06
9/14/2010	2,000	$4.03
10/21/2010	1,035	$4.05
10/21/2010	2,000	$4.05
10/29/2010	40	$4.25
11/1/2010	2,000	$4.23
11/1/2010	4,000	$4.22

SCHEDULE 13D

APPENDIX B

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD II AND ASGARD

The following sets forth the name, position, and principal occupation of each director and executive officer of Asgard Investment Corp. II and Asgard Investment Corp. II.   Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard Investment Corp. II or Asgard Investment Corp. owns any Common Stock.

Asgard Investment Corp. II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard Investment Corp.

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

SCHEDULE 13D

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to securities of Phoenix Technologies Ltd., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 1, 2010.

BLACK DIAMOND OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

DOUBLE BLACK DIAMOND OFFSHORE LTD

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.

By:	Carlson Capital, L.P.,
its investment manager

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.

By:	Asgard Investment Corp. II,
its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP. II

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson
Clint D. Carlson